

BB 3/21

DSTATES
CHANGE COMMISSION
n, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Ross & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley C. Baker 212-355-5566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Exemption claimed pursuant to SEC Rule 17a-5(e)(1)(i)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)



PROCESSED
APR 04 2005
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Ross & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA FILLOPAMO
Notary Public, State of New York
No. 02FI6006862
Qualified in Nassau County
Commission Expires Dec 3, 2006

[signature]
Notary Public

[signature]
Signature

Vice President & Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003
(Unaudited)

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003
(Unaudited)

CONTENTS

MARK ROSS & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003
(Unaudited)

ASSETS

	2004	2003
Cash	$ 1,699,740	$ 348,629
Accounts receivable	68,127	501,626
Due from affiliate	79,203	95,104
Investment (including accumulated and unpaid dividends of $26,636)	531,636	0
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $91,869 and $46,215)	352,677	121,166
Deposits	149,794	144,848
Prepaid expenses	180,086	900
	$ 3,061,263	**$ 1,212,273**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Accounts payable	$ 71,302	$ 17,123
Other liabilities	910,519	95,104
	981,821	112,227
Stockholders' equity:		
Common stock - $1 par value, 7500 shares authorized, 100 shares issued	100	100
Additional paid-in capital	469,010	469,010
Retained earnings	1,610,354	630,958
Less common stock in treasury at par value	(22)	(22)
Total stockholders' equity	2,079,442	1,100,046
	$ 3,061,263	**$ 1,212,273**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF INCOME

DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
Revenues		
Commissions, net of reversals	$ 8,838,506	$ 7,746,359
Service fees and other income	1,122,876	20,175
	9,961,382	7,766,534
Expenses		
Administration fee	0	6,014,442
Compensation	6,215,987	430,147
Rent and utilities	846,735	654,480
Taxes other than on income	313,857	45,217
Office Operations	328,142	0
Equipment leases	218,039	29,561
Professional services	197,660	4,543
Insurance	156,365	0
Licensing and registration	24,355	7,064
Other	678,851	100,726
	8,979,991	7,286,180
Income before taxes	981,391	480,354
Income taxes	1,995	3,583
Net income	**$ 979,396**	**$ 476,771**
Net income per share of common stock	**$ 12,556**	**$ 6,112**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2004 AND 2003
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Common Stock in Treasury
	Shares	Amount			
Balance at December 31, 2002	100	$ 100	$ 469,010	$ 154,187	$ (22)
Net Income				476,771	
Balance at December 31, 2003	100	100	469,010	630,958	(22)
Net Income				979,396	
Balance at December 31, 2004	100	$ 100	$ 469,010	$ 1,610,354	$ (22)

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CASH FLOWS

DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
Cash flows from operating activities		
Net income	$ 979,396	$ 476,771
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable	433,499	(476,239)
Change in due from affiliate	15,901	302,061
Change in furniture, equipment and leasehold improvements	(231,511)	4,794
Change in investments	(531,636)	-
Change in deposits	(4,946)	-
Change in prepaid expenses	(179,186)	2,248
Change in accounts payable	54,179	(18,697)
Change in other liabilities	815,415	(19,101)
	371,715	(204,934)
Net cash provided by operating activities	1,351,111	271,837
Cash at beginning of period	348,629	76,792
Cash at end of period	**$ 1,699,740**	**$ 348,629**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003
(Unaudited)

Note 1 - Summary of Significant Accounting Policies

(a) General

Mark Ross & Co., Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is registered as a broker-dealer in seven states and the District of Columbia for the sale of variable life insurance, variable annuities and mutual fund shares, and is licensed as an agency and producer for other life insurance and financial products in each of these states.

(b) Revenue Recognition

Commission revenue for life insurance policies is recognized as follows: For in-force policies as of the date of receipt of the premium by the insurance carrier from the policy owner. For new policies as of the later of the insurance policy issue date or the date the initial premium is credited to the policy. In some cases, a portion of the commission is reversed if a policy is surrendered, its face amount is reduced during the first two years from the policy issue date, or under certain other circumstances. For financial statement purposes, these amounts are treated as a reduction in commission income in the year of the reversal and a liability is recorded until the amount is returned to the insurance carrier.

(c) Amortization of Leasehold Improvements

Amortization of leasehold improvements is computed using the straight-line method over the remaining lease term.

(d) Taxes

The Company, with the consent of its shareholder, has elected under both the Internal Revenue Code and New York State tax law to be an S corporation. In lieu of corporation income taxes, a shareholder of an S corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision for Federal or New York State income taxes has been included in the financial statements. A provision has been made for taxes payable to states in which the Company is required to file tax returns.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital of $786,046 which was $720,592 in excess of its required net capital of $65,454. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 1.25 to 1.

Note 3 - Investment

In 2004, the Company made an investment of $577,000 in the Class A Membership Interests of a new company involved in a related insurance business. As a holder of the Class A Membership Interests, the Company is entitled to an annual dividend equal to 15% of the value of the Class A Membership Interests on a cumulative basis. The new company can redeem its Class A Membership Interests in whole or in part by delivering written notice to the Company of its election to do so specifying the amount of the Class A Membership Interests it has decided to redeem. The Company receives a redemption amount equal to the value of the Class A Membership Interests plus any accumulated and unpaid dividends relating thereto. The new company redeemed $72,000 of its Class A Membership Interests from the Company at the end of 2004.

Note 4 - Services Agreement

In August 2004, the Company entered into a Services Agreement with a new company involved in a related insurance business. Under the Services Agreement, the Company receives a service fee of $250,000 per month for the initial twelve-month term for the provision of infrastructure, personnel, recordkeeping and additional services as may be reasonably requested by the new company.

Note 5 - Provision for Taxes

State income or minimum franchise taxes are payable in certain jurisdictions where the Company is qualified to do business and is subject to such taxes at the corporate level.

Note 6 - Net Income Per Share

Net income per share of common stock was computed by dividing the net income by the weighted average number of shares outstanding for the year (2004 and 2003 - 78 shares).

Note 7 - Related Party Transactions

The Company has historically conducted certain significant transactions with a related corporate entity. The related entity provided the Company with administrative services and facilities for which the Company paid an administrative fee, all in accordance with an expense-sharing agreement between the two entities. As a result of new rules promulgated by the SEC and NASD, that expense-sharing agreement was terminated as of November 20, 2003. As of that date, the Company has commenced accounting for all of its expenses in its own books and records. The administration fee for the year ended December 31, 2003 was $6,014,442. In addition, the Company made advances to the affiliate the balances of which were $79,203 and $95,104 at December 31, 2004 and 2003, respectively. This amount is reflected as due from affiliate in the statement of financial condition.

Supplemental Information

Year Ended December 31, 2004 and 2003
(Unaudited)

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
Total stockholders' equity	$ 2,079,442	$ 1,100,046
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity for net capital	2,079,442	1,100,046
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities	2,079,442	1,100,046
Deductions and/or charges:		
A. Non-allowable assets	1,293,396	863,644
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary charges		
D. Other deductions and/or charges		
Net capital before haircuts on securities positions	786,046	236,402
Haircuts on securities [computed, where applicable, pursuant to Rule 15c3-1(f)]		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities		
D. Undue concentrations		
E. Other		
Net Capital	**$ 786,046**	**$ 236,402**

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004 AND 2003
(Unaudited)

	2004	2003
Aggregate indebtedness:		
Items included in statement of financial condition-		
Accounts payable and other liabilities	$ 981,821	$ 112,227
Items not included in statement of financial condition-		
Market value of securities borrowed for which no equivalent value is paid or credited		
Other unrecorded amounts		
	981,821	112,227
Less adjustment based on special reserve bank accounts		
Total aggregate indebtedness	**$ 981,821**	**$ 112,227**
Computation of basic net capital requirement:		
Minimum net capital required	**$ 65,454**	**$ 7,481**
Excess net capital	**$ 720,592**	**$ 228,921**
Excess net capital at 1000%	**$ 687,862**	**$ 225,179**
Ratio: Aggregate indebtedness to net capital	**1.25 to 1**	**0.47 to 1**
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	**$ 786,046**	**$ 236,402**
Net capital per above (page 8)	**$ 786,046**	**$ 236,402**

MARK ROSS & CO., INC.

SCHEDULES NOT INCLUDED IN ANNUAL REPORT

DECEMBER 31, 2004 AND 2003
(Unaudited)

The following schedules are not applicable to Mark Ross & Co., Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of Creditors

   Mark Ross & Co., Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

   Mark Ross & Co., Inc. Is exempt from the requirement under Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3

   Mark Ross & Co., Inc. is exempt from the requirement under Rule 15c3-3.

4. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

   Mark Ross & Co., Inc. has no subsidiaries.

MARK ROSS & CO., INC.

400 PARK AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE (212) 355-5566
FACSIMILE (212) 753-2726

mrc@markross.com (business)
bakeb@markross.com (personal)

www.markross.com

Bradley C. Baker
Managing Director

February 25, 2005

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549


RECEIVED

Re: Statement of Facts and Circumstances
Mark Ross & Co., Inc.
SEC File Number 8-39669

Dear Sir/Madam:

Pursuant to Securities and Exchange Act Rule 17a-5(e)(1)(i) and the reporting requirements of Rule 17a-5(e)(2), Mark Ross & Co., Inc. hereby submits two (2) copies of its annual financial statements pursuant to Rule 17a-5(d) unaudited by an independent accountant and offers the following statement of facts and circumstances as the basis for the continued exemption.

Mark Ross & Co., Inc. is a limited service broker-dealer whose registration with the Securities and Exchange Commission is limited to the sale of variable contracts and investment company shares. Pursuant to its membership Restriction Agreement with the National Association of Securities Dealers, Inc., sales of the above referenced securities are effected on an application way basis only. The broker-dealer does not hold any customer funds or securities nor does it effect the purchase of any securities through its own account. The business of the broker-dealer is limited to acting as broker for issuers in soliciting subscriptions for securities of such issuer and has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith. The firm has not held funds or securities for or owed money or securities to customers.

Pursuant to Exchange Act Rule 17a-5(e)(2), the undersigned, a registered principal and duly authorized officer of the corporation, hereby affirms that, to his best knowledge and belief, (i) the financial statements and schedules are true and correct; and (ii) neither the broker or dealer, nor any officer or director, has any proprietary interest in any amount classified solely as that of a customer.

On July 9, 1993, Mr. John Michels of the National Association of Securities Dealers ("NASD") conferred with Ms. Elizabeth King of the Securities and Exchange Commission, and they confirmed that we are exempt from filing audited financial statements pursuant to Rule 17a-5. Mr. Michels also confirmed our exempt status with Mr. Michael Brzozowski, Senior Compliance Examiner, of the NASD District 10 Office.

Very truly yours,



Bradley C. Baker

Signed this 25th day of February, 2005 by Bradley C. Baker, known personally to me as Vice President and Director of Mark Ross & Co., Inc.

Notary Stamp

LISA FILLORAMO
Notary Public, State of New York
No. 02FI6006862
Qualified in Nassau County
Commission Expires Dec 3 2006



Notary Public